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January 8, 2014

Via EDGAR and Overnight Courier

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Susan Block, Attorney-Advisor

Re:	Malibu Boats, Inc. Registration Statement on Form S-1 Filed December 13, 2013 File No. 333-192862

Dear Ms. Block:

On behalf of Malibu Boats, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter, dated January 3, 2014, relating to the Company’s Registration Statement on Form S-1 filed with the Commission on December 13, 2013 (the “Registration Statement”).

The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (the “Amendment”), which reflects the Company’s responses to the comments received by the Staff and certain other updated information. For your convenience, we are also delivering by overnight courier a hard copy of this letter together with courtesy copies of the Amendment marked to show changes from the Registration Statement as filed with the Commission on December 13, 2013.

For your convenience, the text of each of the Staff’s comments is set forth in italics below, followed in each case by the Company’s response in regular type. Page number references in our responses refer to the Amendment. Capitalized terms used but not defined herein are used herein as defined in the Amendment. The responses and information described below are based upon information provided to us by the Company.

General

1.	We note that you have a pending confidential treatment request with respect to Exhibits 10.1 and 10.6. Please note that all outstanding comments on the pending confidential treatment request must be resolved before we act on a request for acceleration regarding your Form S-1.

The Company acknowledges that the Staff will not be in a position to consider a request for acceleration of effectiveness of the Registration Statement until all issues concerning the confidential treatment request are resolved.

January 8, 2014

Prospectus Summary, page 1

Our Company, page 1

2.	We note your response to our prior comment 6 and reissue. We note your disclosure in the first paragraph that you believe that “the performance, quality, value and multi-purpose features of [your] boats position [you] to achieve [your] goal of increasing [your] market share in the expanding recreational boating market.” Please revise to add balancing language that there is no guarantee that market share growth will be achieved in the future. Please revise the prospectus throughout accordingly.

In response to the Staff’s comment, the Company has revised the disclosure to add balancing language that there is no guarantee that market share growth will be achieved in the future.

3.	We note your response to our prior comment 8 and reissue in part. We note your disclosure in the third paragraph that you have achieved “higher margins than those of any public company in the powerboat industry.” Given the subjectivity and uniqueness in the way margins may be computed by individual companies, we believe you should not provide a statement of the comparison of your margins to others, on a qualified or other basis. We believe that investors can perform their own comparisons and form their own judgments in this regard. You may state your margins, as long as you provide the basis for the computation of each, and reconciliation to the comparable GAAP measure as appropriate. Similarly please revise to delete the first sentence under “Compelling Margins and Cash Flow,” at page 4, under “Our Company,” at page 70 and under “Compelling Margins and Cash Flow,” at page 74 and revise the prospectus throughout, as necessary.

In response to the Staff’s comment, the Company has revised the disclosure to add the adjusted EBITDA margin and net income for fiscal year 2013, removed the references to margins of public companies in the powerboat industry and included a cross-reference to the reconciliation of the Company’s adjusted EBITDA margin under “—GAAP Reconciliation of Non-GAAP Financial Measures.”

4.	Please include your net income and related margin as the comparable GAAP measure wherever the non-GAAP measure “adjusted EBITDA” and related margin are disclosed for balance in discussing your profitability. In this regard, we note that profitability is not considered solely in terms of “adjusted EBITDA.”

In response to the Staff’s comment, the Company has revised the disclosure to include net income for the periods presented. Further, as referenced in the comments of the Staff received by letter, dated December 5, 2013, the Company has balanced this disclosure by including an explanation of the increase in net income for the three months ended September 30, 2013 compared to the three months ended September 30, 2012. The Company has also included a cross reference to the reconciliation of the Company’s adjusted EBITDA under “—GAAP Reconciliation of Non-GAAP Financial Measures.”

5.	We note your response to our prior comment 9 and reissue. Please refer to the first full paragraph on page 2. We note your disclosure that you have “experienced significant growth in net sales and profitability over the last several years.” Please revise this paragraph to disclose net sales, net income or loss and adjusted EBITDA for all years and the interim period included in your audited and unaudited interim financial statements included in this registration statement so that investors can assess what you consider to be significant growth and profitability. Additionally, when discussing profitability, we note that profitability should not be considered solely in terms of adjusted EBITDA. Similarly revise under “Our Company,” at page 70 and revise the prospectus throughout, as necessary.

In response to the Staff’s comment, the Company has revised the disclosure to include net sales and adjusted EBITDA for each of fiscal years 2013, 2012 and 2011 and the three months ended September 30, 2013 and 2012. Further, the Company has included a cross reference to the reconciliation of the Company’s adjusted EBITDA under “—GAAP Reconciliation of Non-GAAP Financial Measures.”

January 8, 2014

6.	Please refer to the first full paragraph on page 2. We note that you disclose compound annual growth rates for net sales and adjusted EBITDA from fiscal year 2011 through 2013. Please revise to provide this information on a year by year basis. In future amendments, please refrain from using compound annual growth rates as these appear to represent two discrete snapshots in time but do not show trends or events during the period represented. Similarly revise at page 55, under “Overview,” and throughout the prospectus, as necessary.

In response to the Staff’s comment, the Company has revised the disclosure to remove references to the compound annual growth rate of net sales and adjusted EBITDA over the period from fiscal year 2011 to fiscal year 2013.

Our Strengths, page 2

#1 Market Share Position in Performance Sport Boat Category, page 2

7.	We note your response to our prior comment 11 and reissue. Please revise the table to include comparable data for 2009, 2010 and 2011.

In response to the Staff’s comment, the Company has revised the table to include comparable data for 2009, 2010 and 2011.

8.	Please also briefly explain how you are calculating market share.

In response to the Staff’s comment, the Company has revised the disclosure to clarify that the market share data presented is based on unit volume.

January 8, 2014

Our Structure, page 6

9.	We note your response to our prior comment 19 and reissue the comment. We note your disclosure that the existing owners will have economic rights only “subject to certain limited approval rights.” Please explain the limited approval rights.

In response to the Staff’s comment, the Company has revised the disclosure on pages 9 and 113 of the Amendment to explain the existing owners’ limited approval rights.

10.	We note your disclosure on page 93 that Malibu Boats, Inc., as managing member of the LLC, will have the right to require all members of the LLC to exchange their LLC Units for Class A Common Stock in accordance with the terms of the exchange agreement, subject to the consent of Black Canyon Management LLC and the holders of a majority of outstanding LLC Units other than those held by Malibu Boats, Inc. Please revise this section to discuss this consent right. Additionally, please revise the Risk Factors section on page 18 to include a risk factor discussing any risks to investors associated with this consent right. For instance, it appears that such consent right could impede a sale of the company without the consent of Black Canyon Management LLC.

In response to the Staff’s comment, the Company has revised the disclosure on page 9 of the Amendment to provide more information about the consent right of Black Canyon Management LLC. In addition, the Company has added a risk factor to page 30 of the Amendment discussing potential risks associated with this consent right.

Risk Factors, page 18

Our only material asset after completion of this offering, page 27

11.	In the fourth sentence that begins “[f]or example, our credit agreement prohibits …,” please clarify if the portion of the sentence “including distributions based on a member’s allocated taxable income, payments pursuant to stock option and other benefit plans, dividends and distributions within the loan parties and dividends payable solely in interests of classes of securities” relates to prohibited distributions or exceptions to such prohibition. Please revise the prospectus throughout accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on page 28 of the Amendment to clarify that the credit agreement permits such distributions, dividends and payments.

Use of Proceeds, page 36

12.	We note your response to our prior comment 22 and reissue. We note your disclosure in the second paragraph that you intend to use a portion of the net proceeds to pay down substantially all of the amounts owed on your credit facilities and term loans. Please revise to quantify the amount intended to be used for such purpose. Refer to Item 504 of Regulation S-K. Please revise the prospectus throughout accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on pages 6, 13, 33 and 38 to specify the amounts owed on its credit facilities and term loans that will be paid down with net proceeds from the offering.

January 8, 2014

Unaudited Pro Forma Consolidated Financial Information, page 43

13.	Refer to our prior comment 25. We note your response that pro forma statements of income will reflect the one-time termination fee of $3.75 million related to the termination of the management agreement. Adjustments in the pro forma income statement are those that are expected to have a continuing impact. It appears that the one-time termination fee should be prominently disclosed as a material nonrecurring item in the notes to the pro forma statements of income rather than as an adjustment in the statements. Please refer to Rule 11-02(b)(6) of Regulation S-X.

In response to the Staff’s comment, the Company revised the disclosure on pages 48 and 50 of the Amendment to clarify that the pro forma income statement reflects the removal of the management fee incurred during the corresponding period and does not include the non-recurring termination fee of $3.75 million related to the termination of the management agreement.

Management’s Discussion and Analysis, page 54

Overview, page 54

14.	Refer to our prior comment 27. Please reconcile your disclosure that you initiated a more disciplined approach of monitoring dealer inventory levels relative to market demands in order to align production levels more closely with retail sales levels at your dealers to your response to our prior comment 56 where you state that you provide incentives (free flooring) so you can generate plant operating efficiencies by promoting more evenly distributed ordering [by your dealers] of products throughout the fiscal year. The former view appears to be aligned with customer demand of dealers while the latter view appears to be aligned with inducements to promote your sales to dealers regardless of the customer demand of dealers.

In response to the Staff’s comment, the Company advises the Staff that the Company’s more disciplined approach to monitoring dealer inventory levels relative to market demands is performed with respect to both the broader and specific markets and is used primarily to inform the Company’s medium and long-term production planning efforts. This approach focuses on evaluating the status of dealer inventories, on a seasonally adjusted basis, and current and anticipated retail demand over the following six months to two years. The Company’s monitoring approach accounts for seasonal fluctuations in inventory levels and is used both in its planning processes and to inform the Company of potential problematic growth in channel inventory levels.

The Company’s interest flooring incentive is designed to encourage dealers to make orders in seasonally slow months in the retail cycle. This program is also used in conjunction with the annual planning of the Company’s sales team alongside the Company’s dealers and includes a review of the dealer’s inventory levels, market conditions and volume planning. The Company’s flooring program does inherently produce a divergence between wholesale and retail demand, resulting in seasonal inventory increases, which the Company monitors as stated above.

The Company believes its disciplined approach to monitoring dealer inventory levels is an important element to a successful off-season flooring incentive. The Company’s evaluation of inventory levels, on a seasonally adjusted basis, helps it ensure that its dealers are not building too much inventory relative to the Company’s expectations for the retail market in the coming selling season.

In response to the Staff’s comment, the Company has revised the disclosure on page 57 of the Amendment to clarify that the Company attempts to align production levels more closely with retail sales levels on an annual basis.

Liquidity and Capital Resources, page 63

15.	Refer to our prior comment 33. References to rebate accruals, write off of debt issuance costs, additional warranty reserves, depreciation, and amortization of insurance costs appear to be noncash items that do not impact operating cash flows. Also, reference to net income as a factor may be too vague to provide a sufficient basis for an investor to understand your operating cash flows without a discussion of the underlying drivers within that directly affected cash and how. Please revise your disclosure as appropriate.

In response to the Staff’s comment, the Company has revised the disclosure on pages 65-67 of the Amendment to disclose the underlying drivers that impacted operating cash flows, including a discussion of how increased sales volume directly affected cash flow from operating activities.

January 8, 2014

Seasonality, page 67

16.	Refer to our prior comment 35. As previously requested, please revise to disclose with more specificity the timing of when dealer incentives are offered to encourage dealers to purchase your products throughout the year.

In response to the Staff’s comment, the Company advises the Staff that the Company’s efforts to incentivize dealers to order in the off-season are year-round and the Company achieves this through various incentive structures that include the following:

(i)	Flooring reimbursement from the beginning of the Company’s model year through April 30th of each year;

(ii)	An annual rebate program for the Company’s dealers that is contingent on consistent ordering throughout the year. In the event that a dealer does not consistently order units throughout the year, such dealer’s rebate is materially reduced; and

(iii)	Retail promotions in support of the Company’s dealers in seasonally slow months to encourage retail demand.

In response to the Staff’s comment, the Company has revised the disclosure on page 69 of the Amendment to clarify the timing of its efforts to manage seasonality.

Critical Accounting Policies, page 67

Revenue Recognition, page 68

17.	Please tell us and disclose here, and in the notes to the financial statements, the facts and circumstances under which you may be obligated to accept returns of unsold boats under your repurchase commitment to floor financing providers and under which you accept returns under your warranty policy. Tell us and disclose the impact on your revenue recognition for each type of return.

In response to the Staff’s comment, the Company advises the Staff that, under the Company’s repurchase commitment to floor financing providers, it may be obligated to accept returns of unsold boats only in the event that a dealer defaults on its obligations to the floor financing provider, and the floor financing provider obtains possession of unsold boats in satisfaction of the dealer’s obligation to the provider through foreclosure or other means. The terms of these floor financing programs do not entitle dealers to return unsold inventory directly to the Company. The Company has revised the disclosure on pages 70 and F-14 of the Amendment to clarify that the Company accrues estimated losses when a loss, due to the default of one of its dealers, is determined to be probable and the amount of the loss is reasonably estimable. The Company does not believe this repurchase commitment significantly affects its revenue recognition with respect to deliveries of boats, as the Company does not make deliveries to dealers that are not expected to be able to fulfill their obligations to floor financing providers. The Company points out that, as noted on pages 72 and F-17 of the Amendment, since July 1, 2010, the Company has not repurchased any units under these repurchase commitments.

Further, under the Company’s warranty policy, the Company accepts returns from dealers only in cases of manufacturing defects that cannot be repaired or remedied through other means. The Company points out that, as disclosed on pages 72 and F-20 of the Amendment, the Company periodically assesses the adequacy of the recorded warranty liabilities and adjusts the amounts as necessary, using historical trends and analytical tools to assist in determining the appropriate warranty liability. Because these amounts are reasonably estimable and have been determined, the Company does not believe that its product warranty obligations affect its revenue recognition with respect to deliveries of boats.

18.	In connection with the above comment, tell us whether there is any connection in your revenue recognition between the return of unsold boats and your interest flooring incentive, in particular in regard to whether delivery has truly occurred. In regard to the preceding, tell us whether the interest flooring incentive is a continuing performance obligation of yours that would preclude recognition of sale until the performance obligation is satisfied, in particular, whether the dealer’s obligation to you for the sale price of the boat is in any way contingent on the dealer’s resale of the boat.

In response to the Staff’s comment, the Company advises the Staff that the Company’s interest flooring incentive program is intended primarily as a sales incentive, and is not connected to the Company’s agreements with third-party floor financing providers to repurchase unsold boats in the event of default by a dealer. Specifically, the Company’s decision to offer an interest flooring incentive does not affect the dealer’s obligation to the Company for the sale price of a boat on which it has taken delivery, nor is that obligation contingent upon the dealer’s resale of such a boat. The Company points out that, as stated on pages 70 and F-14 of the Amendment, dealers generally have no rights to return unsold boats, except in limited instances under the Company’s warranty policy. The interest flooring incentive is offered at the sole discretion of the Company for a limited duration and the program may be cancelled, amended or modified at any time. For these reasons, the Company does not believe the interest flooring incentive is a continuing performance obligation that precludes recognition of a sale.

January 8, 2014

Our Strategy, page 75

Accelerate International Expansion, page 75

19.	On page 76 you state that you believe you will increase your international sales by the indicated initiatives. Please revise to disclose that there is no guarantee that your efforts will be successful or that international sales will increase.

In response to the Staff’s comment, the Company has revised the disclosure on pages 6 and 79 of the Amendment to add balancing language that there is no guarantee that the Company’s efforts will be successful or that international sales will increase.

Our Dealer Network, page 78

International, page 79

20.	Refer to our prior comment 38. Please expand your revised disclosure to discuss the services the independent representative provides to you. Also, clarify the basis upon which you offer a discount to the representative in regard to the sale of eligible products, including how the discounts are specifically earned by the representative and whether sales are made directly to the representative for which the discounts apply or whether the representative earns discounts solely from sales it arranged for dealers. Revise the revenue recognition accounting policy in the notes to the financial statements to state how you account for such discounts and any matters associated with the discounts.

In response to the Staff’s comment, the Company has revised the disclosure on pages 70-71, 82 and F-15 of the Amendment to specify the services provided by the independent representative, the basis upon which the Company offers discounts and how those discounts are specifically earned.

Management, page 95

Summary Compensation Table, page 101

21.	Refer to footnote 2. Please revise to disclose all assumptions made in the valuation of the stock awards by reference to a discussion of those assumptions in your financial statements, footnotes to your financial statements, or to a discussion in your Management’s Discussion and Analysis. Refer to Item 402(n)(2)(v) of Regulation S-K and Instruction 1 thereto.

In response to the Staff’s comment, the Company has added disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 71-72 of the Amendment to disclose the assumptions made in the valuation of the equity awards.

Existing Employment Agreements, page 102

22.	We note your response to our prior comment 42 and reissue in part. We note you have entered into employment agreements with Messrs. Springer, Wilson and Anderson. Please revise to disclose the material terms of each existing employment agreement. Refer to Item 402(o)(1) of Regulation S-K. Please also file copies of each existing employment agreement as a material contract. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K. Additionally, please revise to discuss the material terms of the non-equity incentive plan awards made to your named executive officers in the last completed fiscal year including a general description of the formula or criteria applied in determining the amounts payable and, if applicable, the vesting schedule. Refer to Item 402(o)(5) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on page 105 of the Amendment to include the material terms of the existing employment agreements with Messrs. Springer, Wilson and Anderson. In addition, copies of these agreements have been filed as Exhibits 10.21, 10.22 and 10.23 to the Amendment. The Company has also added a general description of the criteria used to determine the eligibility of these individuals for non-equity incentive plan awards during the most recent fiscal year. The Company advises the Staff, however, that there is no vesting schedule with respect to such awards.

Malibu Boats Holdings, LLC, page 106

23.	Refer to the first paragraph on page 107. Please add risk factor disclosure that consent of Black Canyon Management LLC will be required for any amendments to the limited liability agreement, as long as affiliates of Black Canyon Capital LLC own at least 5% of the number of LLC Units outstanding.

January 8, 2014

In response to the Staff’s comment, the Company has added a risk factor to pages 30-31 of the Amendment discussing potential risks associated with the consent right granted to Black Canyon Management LLC.

Consolidated Balance Sheets, page F-3

24.	Please conform the equity section so that the presentation in regard to the pro forma components is consistent with the pro forma presentation on page 49.

In response to the Staff’s comment, the Company has revised the disclosure on page F-6 of the Amendment to conform the equity section to be consistent with the presentation of the pro forma components on page 51 of the Amendment.

Consolidated Statements of Income, page F-4

25.	Refer to our prior comment 52. The pro forma tax amounts are typically shown in a separate line below the historical results. Also, inclusion of pro forma columns here are not appropriate. Please revise your presentation accordingly.

In response to the Staff’s comment, the Company has revised the table on page F-7 to include pro forma tax amounts as separate line items below historical results and to exclude the pro forma columns.

Notes to Consolidated Financial Statements, page F-7

26.	Please ensure consistency throughout the notes that all references to amounts at or for the latest interim period ended date are indicated as unaudited, including amounts associated with corresponding prior year interim periods.

In response to the Staff’s comment, the Company has revised the disclosure throughout the notes to the consolidated financial statements to clarify that amounts associated with interim periods are unaudited.

Note 1. Nature of Business and Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-11

27.	In the last paragraph where you discuss the royalties for the Australian licensee, please clarify if the royalty is based on a percentage of the gross sales of the licensee or the basis upon which it is determined.

In response to the Staff’s comment, the Company has disclosed on pages 70 and F-15 of the Amendment that the royalty is based on a percentage of the licensee’s gross sales.

January 8, 2014

Rebates, Promotions, Floor Financing and Incentives. Page F-12

28.	Refer to our prior comment 56. Your response indicates that floor financing assistance can include payments by you to the lenders providing floor plan financing to the dealers or payments directly to the dealers. Please clarify in your accounting policy disclosure if your accounting covers both incentive payments directly to dealers and third party lenders.

In response to the Staff’s comment, the Company revised the disclosure on page F-15 to clarify that its accounting policy covers both incentive payments directly to dealers and third party lenders.

Note 15. Segment Reporting, page F-28

29.	You disclose that an operating segment is a component of an entity for which discrete financial information is available for such component and the operating results for such segment are evaluated at “consistent intervals” by the chief operating decision maker. ASC 280-10-50-1b states that an operating segment is one in which operating results are “regularly reviewed” by the chief operating decision maker. Please clarify for us whether you identify your segments in accordance with the guidance, and if so, revise your disclosure accordingly. If not, please explain to us what information in regard to your results your chief operating decision maker reviews and when.

In response to the Staff’s comments, the Company advises the Staff that the Company identifies its business segments in accordance with ASC 280-10-50-1b. Accordingly, the Company revised the disclosure on page F-31 of the Amendment to clarify that operating results of an operating segment are “regularly reviewed.”

*    *    *

Please note that the Company plans to file the form of underwriting agreement and our firm’s legal opinion with a future amendment.

We appreciate in advance your time and attention to this Amendment, as well as to our comment responses. Should you have any additional questions or concerns, please call me at (615) 850-8476.

Very truly yours,

/s/ J. Chase Cole J. Chase Cole
Waller Lansden Dortch & Davis, LLP

Enclosure